Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement (No. 333-170390) on Form S-3 of Calumet Specialty Products Partners, L.P. and Calumet Finance Corp. and in the registration statement (No. 333-138767) on Form S-8 of Calumet Specialty Products Partners, L.P., of our report dated March 30, 2012 (except for Note 9 which is dated June 5, 2012) with respect to the balance sheets of Royal Purple, Inc. as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011, which report appears in this Current Report on Form 8-K of Calumet Specialty Products Partners, L.P.

/s/ Briggs & Veselka Co.

Houston, Texas

June 21, 2012